United States securities and exchange commission logo





                              April 5, 2023

       Alberto Sessa
       Chief Financial Officer
       Compugen Ltd.
       26 Harokmim St. Building D
       Holon 5885849, Israel

                                                        Re: Compugen Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 30,
2023
                                                            File No. 333-270985

       Dear Alberto Sessa:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       General

   1.                                                   Please disclose the
recent bankruptcy of SVB Securities    parent company and describe
                                                        any impact that it may
have on your at-the-market offering or SVB Securities    ability to
                                                        perform its selling
agent duties in that offering. If you do not expect the bankruptcy to have any impact on the
offering or SVB Securities    ability to serve as selling agent,
                                                        disclose why and
provide the basis for that belief. Revise the risk factor disclosure on page S-7 or add a new
risk factor to describe any risks that may arise as a result of the bankruptcy. If you do
not believe that a description of any such risks is necessary, disclose why and provide the
basis for that belief.
 Alberto Sessa
FirstName
Compugen LastNameAlberto Sessa
             Ltd.
Comapany
April       NameCompugen Ltd.
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Doris Stacey Gama at 202-551-3188 or Joe McCann at
202-551-
6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Daniel I. Goldberg, Esq.